Exhibit 99.1

TSX: JE.
NYSE: JE.

•	FOR IMMEDIATE RELEASE

         PRESS RELEASE

JUST ENERGY GROUP INC.

FIRST QUARTER RESULTS FOR THE YEAR ENDING
MARCH 31, 2013
CONFERENCE CALL

TORONTO, ONTARIO – July 30, 2012 – Rebecca MacDonald – Executive Chair, Ken Hartwick – President and Chief Executive Officer and Beth Summers – Chief Financial Officer cordially invite you to participate in a conference call to discuss the Corporation’s  first quarter results for the period ended June 30, 2012.

Just Energy Conference Call
Thursday August 9, 2012
2:00 p.m. EST

The number to call is 1 866 200-6965 and enter the participant code 31289152#.

For those unable to attend a tape rebroadcast will be available until August 16, 2012 at midnight.  To access the rebroadcast please dial 1 866 286-6997 and enter the participant code 313164#.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Rebecca MacDonald
Executive Chair
Phone: (416) 367-2872

Ken Hartwick
President and Chief Executive Officer
Phone: (905) 795-3557

or

Beth Summers
Chief Financial Officer
Phone: (905) 795-4206